UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

World Wrestling Entertainment, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-16131	04-2693383
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation or organization)	Number)	Identification No.)

1241 East Main Street, Stamford, CT	06902
(Address of principal executive offices)	(Zip Code)

James W. Langham, Senior Vice President and Assistant General Counsel, (203) 352-8600
 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Ä	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1          Conflict Minerals Disclosure

Item 1.01          Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD of World Wrestling Entertainment, Inc. (“WWE”) is for the period from January 1, 2015 to December 31, 2015.  Unless the context indicates otherwise, “WWE,” “we,” “us,” and “our” refer to World Wrestling Entertainment, Inc. and its consolidated subsidiaries.

During 2015, we contracted to manufacture products for which 3TGs (as defined below) are necessary to their functionality or production.  The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten.  Our foam fingers and certain light-up necklaces (the “Covered Products”) contained small amounts of tin.

Accordingly, we have conducted a country of origin inquiry (“COI”) that was reasonably designed to determine whether any of the tin in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola), or were from recycled or scrap sources.

Information about our COI, as well as the steps we have taken to exercise due diligence on the source and chain of custody of the tin in the Covered Products, is included in our Conflict Minerals Report, which is included as an exhibit to this Form SD.  In addition, our Conflict Minerals Report is publicly available at http://ir.corporate.wwe.com/docs.aspx?iid=4121687, as well as the SEC’s EDGAR database at www.sec.gov.

Section 2          Exhibits

Item 2.01          Exhibits

Exhibit 1.02       Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2016	By: /s/ Lauren A. Dienes-Middlen
Vice President

EXHIBIT INDEX

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

2